UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

09043005

SEC
Mail Processing
Section

NOV 27 2009

Washington, DC
122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STUYVESANT SQUARE ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 EAST 17TH STREET PH1
(No. and Street)

NEW YORK	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID TUVLIN (917) 446-4940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 271, 44 NASHUA RD, STE 15	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/3

AB 12/16

OATH OR AFFIRMATION

I, DAVID TUVLIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STUYVESANT SQUARE ADVISORS, INC., as of SEPTEMBER 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

PATRICIA BRISTOL
Notary Public, State of New York
No. 01BR4631900
Qualified in Kings County
Commission Expires ~~August 31, 20~~ 10

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STUYVESANT SQUARE ADVISORS, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors of
Stuyvesant Square Advisors, Inc.
New York, New York

I have audited the accompanying statement of financial condition of Stuyvesant Square Advisors, Inc. (the Company) as of September 30, 2009 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stuyvesant Square Advisors, Inc. as of September 30, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
November 18, 2009

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009

ASSETS

Cash and cash equivalents	$ 88,848
Receivables from customers	119,854
Furniture and equipment at cost, less, accumulated depreciation of $1,043	962
Total assets	$ 209,664

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 13,524
Total liabilities	13,524
Stockholder's equity:	
Common stock, no par value, shares authorized 200; 100 issued and outstanding shares	-
Additional paid-in capital	15,000
Retained earnings	181,140
Total stockholder's equity	196,140
Total stockholder's equity and liabilities	$ 209,664

The accompanying notes are an integral part of these financial statements.

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED SEPTEMBER 30, 2009

Revenues:	
Fee income	$ 682,742
Interest and dividends	311
Other income	231
	683,284
Expenses:	
Employee compensation and benefits	352,102
Professional fees	79,577
Occupancy	32,642
Taxes, other than income taxes	19,961
Other operating expenses	74,891
Total expenses	559,173
Net income (loss) before income taxes	124,111
Provision for income taxes	5,062
Net income (loss)	$ 119,049

The accompanying notes are an integral part of these financial statements.

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2009

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at beginning of the year	$ -	$ 15,000	$ 62,091	$ 77,091
Net income (loss)	-	-	119,049	119,049
Balance at year end	$ -	$ 15,000	$ 181,140	$ 196,140

The accompanying notes are an integral part of these financial statements.

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2009

Cash flows from operating activities:		
Net income (loss)		$ 119,049
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	$ 642	
(Increase) decrease in operating assets:		
Increase in receivable from customers	(106,770)	
Increase (decrease) in operating liabilites:		
Decrease in due to officer	(8,355)	
Decrease in income taxes payable	(7,866)	
Increase in accounts payable, accrued expenses	11,023	
Total adjustments		(111,326)
Net cash provided (used) by operating activities		7,723
Cash flows from investing activities:		
None		-
Cash flows from financing activities:		
None		-
Net increase in cash		7,723
Cash at beginning of the year		81,125
Cash at end of the year		$ 88,848

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ -
Income tax payments	$ 5,062

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

STUYVESANT SQUARE ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated in New York on April 28, 2008. It serves as a broker/dealer in securities and provides investment banking and private placement services to its clients.

Fixed Assets
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended September 30, 2009, depreciation expense was $642.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences
Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 2- INCOME TAXES

The company and its stockholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns. New York levies a minimum entity tax on Subchapter S corporations which is reflected in the current period expenses.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $76,286 at September 30, 2009, this exceeded required net capital of $5,000 by $71,286. The ratio of aggregate indebtedness to net capital at September 30, 2009 was 17.7%.

NOTE 4- RELATED PARTY TRANSACTIONS

The Company has signed expense sharing agreements with both employees, one of which is the sole shareholder, to cover the costs of office expenses, including rent, utilities and related services. These agreements will remain in effect until terminated by either the company or the employee. Each agreement states that the employee will be reimbursed $2,000 per month to cover these expenses. The total payments made under these agreements for the year ended September 30, 2009 was $32,000.

NOTE 5- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

STUYVESANT SQUARE ADVISORS, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED SEPTEMBER 30, 2009

SCHEDULE I

STUYVESANT SQUARE ADVISORS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2009

Total ownership equity from statement of financial condition	$ 196,140
Total nonallowable assets from statement of financial condition	(119,854)
Net capital before haircuts on securities positions	76,286
Haircuts on securities	-
Net capital	$ 76,286
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 13,524
Total aggregate indebtedness	$ 13,524
Percentage of aggregate indebtedness to net capital	17.7%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 902
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 71,286
Excess net capital at 1000%	$ 74,934

STUYVESANT SQUARE ADVISORS, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 (X-17A-5) AT SEPTEMBER 30, 2009

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED September 30, 2009	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT September 30, 2009
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 191,238	$ 4,902	$ 196,140
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	115,902	3,952	119,854
Haircuts on securities	-	-	-
Total deductions	115,902	3,952	119,854
Net capital	$ 75,336	$ 950	$ 76,286

SCHEDULE II

STUYVESANT SQUARE ADVISORS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2009

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

STUYVESANT SQUARE ADVISORS, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

SEPTEMBER 30, 2009

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

STUYVESANT SQUARE ADVISORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2009

Stuyvesant Square Advisors, Inc., is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(i) as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Stuyvesant Square Advisors, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Stuyvesant Square Advisors, Inc., (the Company), for the year ended September 30, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
November 18, 2009